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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                               (AMENDMENT NO. 2)
                      TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D*
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                               CCH INCORPORATED
                           (NAME OF SUBJECT COMPANY)

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                           WK ACQUISITION SUB, INC.
                               WOLTERS KLUWER NV
                                   (BIDDERS)

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                CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

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                      124883 10 9 (CLASS A COMMON STOCK)
                      124883 20 8 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------
                             MR. PETER W. VAN WEL
                               WOLTERS KLUWER NV
                               STADHOUDERSKADE 1
                               1054 ES AMSTERDAM
                                THE NETHERLANDS
                              011-31-20-607-0400

                                with a copy to:
                            ARNOLD J. SCHAAB, ESQ.
                        PRYOR, CASHMAN, SHERMAN & FLYNN
                                410 PARK AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 421-4100

         (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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  * This Amendment No. 2 to Schedule 14D-1 also constitutes Amendment No. 2 to the Statement on Schedule 13D of WK Acquisition Sub, Inc. and Wolters Kluwer nv filed with respect to the shares of Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $1.00 per share, of CCH Incorporated beneficially owned by WK Acquisition Sub, Inc. and Wolters Kluwer nv.


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                              Page 1 of    pages.
                      Exhibit Index is located on page 4.
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  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 which relates to the offer by WK Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Wolters Kluwer nv, a corporation organized under the laws of The Netherlands ("Parent"), to purchase all outstanding shares of Class A Common Stock, par value $1.00 per share, and Class B Common Stock, par value $1.00 per share (collectively, the "Shares"), of CCH Incorporated, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 1995 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase dated December 22, 1995 (the "Supplement"), and in the related Letter of Transmittal for Class A Common Stock and Letter of Transmittal for Class B Common Stock (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 2 also constitutes Amendment No. 2 to the Statement on Schedule 13D of the Purchaser and Parent with respect to the Shares beneficially owned by the Purchaser and Parent.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Items 4(a)-(b) are hereby amended and supplemented by adding thereto the following:

    On December 29, 1995, Parent entered into a definitive agreement providing for the Bridge Facility substantially on the terms set forth in the Supplement, except that the definitive agreement provides that drawings may be made in a minimum amount of $75 million and in integral multiples of $25 million. A copy of such definitive agreement is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  Item 11 is hereby amended and supplemented by adding thereto the following:

    (b)(1) - Revolving Credit Facility Agreement dated as of December 29, 1995 among Parent and the banks party thereto.

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                                  SIGNATURES

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 1996

                                          Wolters Kluwer nv

                                                   /s/ Peter W. van Wel
                                          By: _________________________________
                                                     Peter W. van Wel
                                                  Member, Executive Board

                                          WK Acquisition Sub, Inc.

                                                     /s/ Bruce C. Lenz
                                          By: _________________________________
                                                       Bruce C. Lenz
                                                 Executive Vice President

                                       3
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                                 EXHIBIT INDEX

 EXHIBIT                         EXHIBIT NAME                         PAGE NO.
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
 (b)(1)  Revolving Credit Facility Agreement dated as of December
          29, 1995 among Parent and the banks party thereto.........


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